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                                                                  Exhibit 3.2(c)

                               AMENDMENT NO. 2 TO
                       BYLAWS OF ATMOS ENERGY CORPORATION

             (Adopted by the Board of Directors on August 13, 2003)

         RESOLVED, that the first sentence of Section 10.01 of the Bylaws of the Company (as Amended and Restated as of November 12, 1997) shall be, and hereby is, deleted and replaced in its entirety with the following:

         10.01 Certificates Representing Shares. Unless the Articles of Incorporation or these Bylaws provides otherwise, the Board of Directors may provide by resolution the issue of some or all of the shares of any or all of its classes or series with or without certificates, provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Unless the Texas Business Corporation Act or the Virginia Stock Corporation Act provides otherwise, there shall be no differences in the rights and obligations of shareholders based on whether or not their shares are represented by certificates. In the event that the Board of Directors authorizes shares with certificates, the corporation shall deliver certificates representing all shares to which shareholders are entitled.

         and;

         FURTHER RESOLVED, that the third sentence of Section 10.01 of the Bylaws of the Company shall be, and hereby is, deleted and replaced in its entirety with the following:

         The signatures of the Chairman of the Board, President, or Vice President, and the Secretary or Assistant Secretary, upon a certificate may be facsimiles, if the certificate is countersigned by a transfer agent or registered by a registrar, which may also be facsimiles, either of which is other than the corporation itself or an employee of the corporation.